Exhibit 8.1

List of Subsidiaries of CyberArk Software Ltd.

Name of Subsidiary	Place of Incorporation

CyberArk Software, Inc.	Delaware, United States
Cyber-Ark Software (UK) Limited	United Kingdom
CyberArk Software (Singapore) Pte. Ltd.	Singapore
CyberArk Software (DACH) GmbH	Germany
CyberArk Software Italy S.r.l.	Italy
CyberArk Software (France) SARL	France
CyberArk Software (Netherlands) B.V.	Netherlands
CyberArk Software (Australia) Pty Ltd. CyberArk Software (Japan) K.K. CyberArk Software Canada Inc. CyberArk USA Engineering GP, LLC	Australia Japan Canada Delaware, United States
CyberArk Software (Spain), S.L.	Spain
CyberArk Software (India) Private Limited	India
C3M India Private Limited CyberArk Turkey Siber Güvenlik Yazılımı Anonim Şirketi	India Turkey
Venafi, Inc.	Delaware, United States
Venafi Ltd.	United Kingdom
Venafi EOOD	Bulgaria
Zilla Security, Inc.	Delaware, United States